Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, June 6th, 2003



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

Hereby we inform that the agreement reached by the Shareholders meeting held on March 31st, 2003 was legally formalized, through Public Deed dated on May 27th. 2003, in presence of Notary Public of Lima, Dr. Jorge E. Orihuela Iberico,

Consequently, the new capital stock is S/. 225´500,000.00, composed of 205´000,000.00 shares at S/. 1.10 nominal value.

We inform that the registration date for the new shares to be issued will be June 25th, 2003 and we will deliver the shares on July 10th, 2003.

The percentage of new shares will be 26.6601876%

Faithfully yours,



Mariela García de Fabbri
Finance Division Manager

